FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated October 28, 2011 entitled “AFP PROVIDA S.A. reports its results for the period ended September 30, 2011”

Item 1

For immediate release

Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1483
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – October 28, 2011 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended September 30, 2011. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended September 30, 2011

GENERAL HIGHLIGHTS FOR THE FIRST NINE MONTHS IN 2011

Ü
As of September 2011, the Company recorded a profit of Ch$56,794.2 million, lower by Ch$17,537.2 million or 23.6% with respect to the same period in 2010. This result was largely attributable to losses on mandatory investments, with a deviation of Ch$23,648.1 million as compared to the gains generated in the same period in 2010. The latter due to the negative returns obtained by local and foreign stock markets that led to record a weighted average nominal return of pension funds of -3.29% in the period versus a return of +9.20% attained in the same period in 2010.

Ü
Notwithstanding, the growth obtained by the recurring business (3.4%) defined as revenues minus operating expenses (life and disability insurance premium, personnel expenses and miscellaneous other operating expenses) was highlighted in the period, due to superior revenues of Ch$3,023.3 million in view of the better fee income (Ch$8,282.7 million or 8.6%) stemming from higher salary base recorded in the period. The aforementioned was partially offset by other revenues (Ch$5,259.4 million) due to lower financial revenues associated to the life and disability insurance contract, currently in a runoff stage with decreasing cash flows.

Ü
Likewise, operating expenses increased by 1.7% (Ch$806.0 million) basically due to higher miscellaneous other operating expenses, largely related to administration and marketing costs. The aforementioned was partially offset by the credit accounted for in the life and disability insurance premium and inferior personnel expenses recorded in the period.

Ü
Regarding income taxes, the period recorded a lower provision of Ch$1,251.6 million due to lower gains before taxes recorded in the period, but partially offset by the higher expense involved in the rise of the corporate tax rate from 17% in 2010 to 20% in 2011.

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this associate, which involved to acknowledge in different components of its results, a profit of Ch$2,266.4 in the first nine months in 2011, representing an increase of 12.0% as compared to the same period in last year.

Ü
As of September 30, 2011, Provida has maintained leading the Chilean pension fund industry with a total of US$38,804.2 million of assets under management, equivalent to a market share of 29%. Also, Provida is a leader in terms of clients with an average portfolio of 3.5 million affiliates and 1.8 million of contributors, equivalent to market shares of 40% and 37% respectively as of August 2011.

GENERAL HIGHLIGHTS FOR THE THIRD QUARTER IN 2011

Ü
The third quarter in 2011 (3Q11) recorded a profit of Ch$11,128.0 million, a decrease of Ch$17,020.3 million or 60.5% with respect to the profit attained in the third quarter in 2010 (3Q10). This result was sustained by losses generated by mandatory investments due to the negative results attained by local and foreign stock markets in the quarter, which involved a deviation of Ch$22,741.3 million as compared to the gains recorded in the 3Q10.

Ü
It is important to note, the positive result obtained by the recurring business (revenues minus operating expenses) that increased by 10.7% or Ch$2,313.3 million, basically due to superior revenues of Ch$2,609.1 million due to higher fee income (Ch$2,488.0 million or 7.7%) driven by the growth observed in salary base.

Ü
In relation to operating expenses, they increased by 2.2% (Ch$358.1 million) due to superior miscellaneous other operating expenses (Ch$941.9 million) and personnel expenses (Ch$241.0 million), which was partially offset by the credit recorded by the life and disability insurance premium (Ch$887.2 million) in view of the downward adjustment made in the casualty provisions.

Ü
Regarding income taxes, the period recorded a decreased provision of Ch$2,570.4 million driven by lower earnings before taxes recorded in the quarter, which was partially offset by the rise in the tax rate from 17% to 20% charged to companies.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.
Business Drivers	Sep-11		Market
			Share

Average number of affiliates	3,533,316	(1)	39.9%	(1)
Average number of contributors	1,795,513	(1)	37.2%	(1)
Average number of pensioners	538,307		37.6%

Average salary base (US$ Million)	1,593.0	(1)	30.3%	(1)
AUM (US$ Million)	38,804.2		29.3%
Average real return of Pension Fund (Cum Sep11)	-5.75%
Pension Fund Type A real return (Cum Sep11)	-13.48%
Pension Fund Type B real return (Cum Sep11)	-9.20%
Pension Fund Type C real return (Cum Sep11)	-4.38%
Pension Fund Type D real return (Cum Sep11)	0.49%
Pension Fund Type E real return (Cum Sep11)	4.81%

Other Variables	Sep-11		Market
			Share

Average number of branches	60		28.3%
Average number of administrative employees	906		27.1%	(2)
Average number of sales agents	439		20.4%	(2)
(1) Figure and market share as of August, 2011	(2) Market Share as of June, 2011

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST NINE MONTHS IN 2011

The monthly economic index (IMACEC) grew 4.6% in August 2011, as compared to the same month in the last year. In this result, the dynamism exhibited by the commerce sector contributed, basically the component of durable goods, particularly vehicles sales, while the sale component of common consumer goods showed a slowdown expected for the second semester.

In regard to foreign trade, the trade balance accrued a positive balance of US$10,010.0 million in the first nine months in 2011, decreasing 13% with respect to the figure recorded in the same period in 2010. During the period, exports accrued US$61,911.6 million, an increase of 21% over the same period in 2010, mainly driven by the growth of 20% in exports of mining products (representing 62% of total exports), basically related to the higher price of copper (30%). Likewise, imports totaled US$51,901.6 million, a rise of 30% with respect to the same period in 2010, basically attributable to the higher imported amount of fuels (representing 24% of total imports), mainly crude and diesel oil that increased 80% and 14% respectively, due to the increase experienced by their prices, adding higher volumes imported in the case of crude oil.

The Consumer Price Index (CPI) accrued a variation of 3.0% in the first nine months in 2011, and a variation of 3.3% in twelve months. The accumulated variation was basically the outcome of rises recorded in food and non-alcoholic beverages (4.7% with an effect of 0.89 p.p.), accommodation and utilities (5.3% with an effect of 0.70 p.p.), transport (3.2% with an effect of 0.62 p.p.) and education (4.7% with an effect of 0.28 p.p.), figures that were partially offset by the decrease exhibited in recreation and culture (-4.1% with an effect of -0.31 p.p.).

Regarding the monetary policy rate (MPR), the Central Bank decided in its last meeting held on October 13, 2011 to maintain the MPR at 5.25% annually, since the Central Bank estimates that the intensification of the trend exhibited by the international economy could configure a more adverse external scenario than the one contemplated in the base scenario in the Monetary Policy Report, with possible repercussions in the Chile’s growth and inflation, as well as the direction that the monetary policy may take.

In relation to the labor market, the mobile quarter June-August 2011 recorded an unemployment rate of 7.4%, decreasing 0.1 percent points with respect to the previous mobile quarter, while in a twelve- month period, it recorded a decrease of 0.9 percent points. The decrease observed in the unemployment rate in twelve months was the outcome of the increase exhibited by the occupation sector (4.8%) as compared to the labor force (3.8%). This performance has been a trend since the beginning of the year, although rises in both variables have slowly shown a decreasing rate. The unoccupied sector continued decreasing, at a greater extent than previous periods, due to unemployed people, as well as people searching for a job for the first time, have decreased.

In twelve months, growths observed in labor force and occupation sectors continued, although at a lesser extent than in previous periods, driven by lower growths in women category, while in men category these variables increased. The increase in total employment was estimated to be 343,170 occupied in twelve months, mainly in the salaried men sector (158,440) whose variation was higher than in the previous period. It follows up to it, the self-employed women category (91,370), which also recorded a lower growth in the same basis of comparison.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

During the first nine months in 2011, the Company recorded a profit of Ch$56,794.2 million, a decrease of Ch$17,537.2 million or 23.6% as compared to the profit attained in the same period in 2010.

This result recorded in the first nine months in September 2011 was largely sustained by losses generated by mandatory investments that led to record a result of Ch$23,648.1 million, as compared to the gains recorded in the same period in 2010. The latter was attributable to the fact that the weighted average nominal return of pension funds was -3.29%, which was compared to +9.20% recorded in the same period in 2010, basically due to losses generated by local and foreign stock markets.

Despite the latter, it is important to note the positive result generated by the recurring business, defined as revenues minus operating expenses (life and disability insurance premium, personnel expenses and miscellaneous other operating expenses) that increased by Ch$2,409.9 million or 3.4% as compared to the same period in 2010. This result was the outcome of higher fee income (Ch$8,282.7 million) partially offset by lower other revenues (Ch$5,259.4 million) stemming from financial revenues associated to the life and disability insurance contract that is in runoff stage, thus, cash flows have decreased.

With respect to operating expenses, they increased at a lesser extent than fee income, increasing 1.7% or Ch$806.0 million mainly referred to higher miscellaneous other operating expenses (mainly administration and marketing), which were partially offset by savings in personnel expenses and the credit made by the life and disability insurance premium.

Likewise, related associates positively contributed Ch$729.7 million or 12.2% to the result attained in the period, given the good performance exhibited by all the associates, where the contribution made by local associates was highlighted.

Finally regarding income taxes, the period recorded a lower provision in view of the decreased earnings before taxes generated, which was partially offset by the higher expense stemming from the rise from 17% to 20% in the tax rate.

As of September 2011, earnings per share (each ADR represents fifteen shares) were Ch$171.42 as compared to Ch$224.35 obtained in the same period in 2010. As of September 30, 2011, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same period in 2010.

Revenues

In the first nine months in 2011, revenues were Ch$114,532.1 million, an increase of Ch$3,023.3 million or 2.7% as compared to the same period in 2010. In this result, higher fee income of Ch$8,282.7 million was highlighted, due to the increase experienced by mandatory contributions, evolution partially offset by lower other revenues of Ch$5,259.4 million recorded in the period basically due to lower financial revenues of the period.

•
Fee income was Ch$104,812.9 million in the first nine months in 2011, increasing Ch$8,282.7 million (8.6%) as compared to the same period in the last year. This result was basically driven by higher mandatory contributions of Ch$7,615.2 million sustained by the growth in salary base (8.1%), plus higher revenues for pensions payments (Ch$373.2 million or 22.8%) and administration of voluntary savings (Ch$294.3 million or 21.9%).

In keeping with the growing trend of fee income previously mentioned, Provida has maintained its leading position in the pension industry with an average market share of 40% in terms of participants, 37% in terms of contributors, and 30% in terms of salary base as of August 2011, while the market share of total assets under management was 29% as of September 2011. In figures, the average number of contributors was 1,797,513 and the monthly average salary base was US$1,593.0 million as of August 2011, while assets under management were US$38,804.2 million as of September 30, 2011.

•
Other revenues amounted to Ch$9,719.2 million in the first nine months in 2011, lower by Ch$5,259.4 million (35.1%) with respect to the same period in 2010. This result was sustained by lower financial revenues of Ch$5,453.4 million stemming from the life and disability insurance contract, expired in June 2009 and currently in a runoff stage, so lower cash flows were administered, adding minor returns obtained in the period.

Mandatory investments

In the first nine months in 2011, mandatory investments recorded losses of Ch$7,171.2 million, a decrease of Ch$23,648.1 million with respect to the result recorded in the same period in 2010. As of September 2011, the weighted average nominal return of pension funds was -3.29% as compared to the return of +9.20% recorded in the same period in 2010, being the main contributions Fund Type A (59% out of the losses attained in the period) with a nominal return of -11.24% and Fund Type B (36% out of the losses attained in the period) with a nominal return of -6.85%.

The negative return accumulated in the period was mainly driven by the losses recorded by foreign stock markets (MSCI World -13.8%: Europe -16.6%, Japan -14.8% and USA -10.1%; MSCI Emerging -23.6%: China -30.1%, Russia -24.1%, Brazil -23.7% and Mexico -12.5%), a trend that was also present in the local stock market (IPSA -21.2%). The latter was offset in a very partial way by better results achieved by local and foreign fixed income as interest rates decreased.

Life and disability insurance premium

The life and disability insurance premium credited Ch$2,441.6 million in the first nine months in 2011, higher by Ch$627.8 million (34.6%) as compared to the credit recorded in the same period in 2010.

This credit was driven by reversals of provisions for unfavorable casualty rate determined by the difference between the amount requested at the end of December 2010 using the most accurate available information and the amount estimated by Provida’s model as of September 30, 2011. The latter given that the average forward rates at the close of December 2010 were lower than the average rates expected for September 2011.

In the same period in 2010, Provida also reversed provisions but at a lesser extent, which meant a positive variation in the unfavorable casualty rate of Ch$431.6 million as compared to the same period in 2010.

Additionally, a lower expense in temporary premium of Ch$196.2 million was acknowledged as per the higher amount of processing of residual and unaccredited contributions recorded as of September 2010.

Finally, it is important to note that Provida currently maintains the obligation of casualties pending of payment stemming from the temporary disability determination that remain under coverage as of June 30, 2009.

Employee expenses

Employee expenses amounted to Ch$21,767.1 million in the first nine months in 2011, lower by Ch$127.5 million or 0.6% with respect to the same period in 2010. This result was triggered by lower wages and salaries of sales personnel, plus lower indemnities, which were partially offset by higher wages and salaries of administrative personnel and short term benefits.

•
Wages and salaries of administrative personnel amounted to Ch$12,634.5 million in the first nine months in 2011, increasing Ch$763.7 million or 6.4% as compared to the same period in 2010. This result was driven by higher expenses in fixed salaries as per inflation adjustments, training basically corporative matters and trips related to training, and accrued vacations in view of the decreased reversal of provisions due to lower use of vacations. Additionally, there was an additional provision for the new seniority award linked to 30 years of permanence in the Company.

In figures, the average administrative staff was 906 workers in the first nine months in 2011, increasing 0.8% with respect the average staff in the first nine in 2010 (899 administrative workers). By comparing the end of each period, the administrative staff increased 2.1%, from 899 in September 2010 to 918 workers in September 2011.

•
Wages and salaries of sales personnel amounted to Ch$7,036.4 million in the first nine months in 2011, a decrease of Ch$936.1 million or 11.7% with respect to same period in 2010. This positive variation was basically determined by lower variable component of salaries in light of inferior commission paid to sales agents. The latter was partially offset by a higher provision made for the new seniority award related to 30 years of permanence in the Company, plus higher fixed salaries in view of inflation adjustments, and increases in gross salaries as established in the collective agreement.

In figures, the average number of sales agents was 439 workers as of September 2011, a decrease of 5.7% with respect to the number maintained as of September 2010 (466 sales agents). With respect to the evolution at the end of each period, the sales force decreased by 9.0% from 467 sales people in September 2010 to 425 in September 2011.

•
Short-term benefits to employees were Ch$1,179.6 million as of September 2011, increasing by Ch$427.9 million or 56.9% as compared to the same period in 2010 due to higher provisions required for bonuses, basically to administrative personnel.

•
Indemnities amounted to Ch$916.6 million in the first nine months in 2011, a decrease of Ch$383.0 million or 29.5% with respect to the same period in 2010. This positive result corresponded to lower indemnities paid to administrative staff of Ch$161.2 million, as well as to sales staff of Ch$221.8 million.

Depreciation and amortization expenses

The depreciation and amortization expenses were in the aggregate of Ch$6,165.1 million in the first nine months in 2011, an increase of Ch$192.6 million or 3.2% with respect to the same period in 2010. The latter was triggered by both, higher depreciation basically computing devices, as well as higher costs in amortization during the period.

•
The depreciation expenses were Ch$1,175.3 million as of September 2011, an increase of Ch$98.5 million or 5.9% with respect to the same period in 2010. This result was basically attained by superior depreciation of computing devices.

•
The amortization expenses were Ch$4,389.8 million in the first nine months in 2011, an increase of Ch$94.0 million or 2.2% with respect to the same period in 2010, attributable to higher amortization recorded in the period.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$22,363.5 million in the first nine months in 2011, an increase of Ch$1,368.7 million or 6.5% with respect to the same period in 2010. This result was driven by the following:

•
Marketing expenses were Ch$1,012.2 million as of September 2011, a rise of Ch$413.8 million with respect to the same period in 2010. This variation was originated by: higher expenses in publicity mainly promotion of APV; publicity management including a portion of creative services stemming from 2010; and superior expense in events and promotions. The aforementioned was partially offset by lower expenses associated with the real cost of the quarterly balance sheet due to the smaller number of informative inserts sent to affiliates, as required by the authority.

•
Data processing expenses were Ch$2,567.5 million in the first nine months in 2011, an increase of Ch$271.1 million or 11.8% with respect to the same period in 2010. This result was originated by superior host maintenance and installations due to the review and adjustments to expenses initially recorded as investments. The latter was partially offset by lower expenses in host maintenance with related companies in view of lower costs in CCR in Mexico, and inferior branch offices liaison due to fewer number of branch offices.

•
Administration expenses amounted to Ch$16,631.6 million as of September 2011, an increase of Ch$595.7 million or 3.7% as compared to the same period in last year. The latter was mainly caused by higher expenses in advisories, basically referred to regulatory matters; higher expenses in pensions payments due to new externalization services; higher expenses in rentals to replace an owned building affected by the earthquake and new branch offices in Santiago and south of the country, plus higher expenses in donations for the artistic tour related the AFP system anniversary, as well as national and foreign trips. The above was partially offset by lower expenses incurred in outsourcing entities, operational write-offs in view of lower operating mistakes and micrographs since this service finished.

•
Other operating expenses amounted to Ch$2,152.2 million in the first nine months in 2011, higher by Ch$88.1 million or 4.3% as compared to the same period in 2010. The result was attained by higher remunerations paid to the Board of Directors, due to per diem paid to Spanish Directors (expense not incurred in 2010), which was partially offset by lower disability qualification expenses related to medical fees.

Profit (losses) from investments

Profit (losses) from investments in the first nine months in 2011 amounted to Ch$1,129.1 million, higher by Ch$994.9 million or 741.3% as compared to the same period in 2010 due to the higher level  of the Company´s liquidity and the better results obtained in such investments.

Share of the profit (loss) from equity accounted associates

As of September 2011, share of the profit (loss) from equity accounted associates was Ch$6,714.0 million, higher by Ch$729.7 million or 12.2% with respect to the same period in 2010. This positive result was the outcome of higher profits generated by all the associates, where the local subsidiaries contributed in the aggregate of Ch$621.3 million in view of higher income on sales from Previred and superior fee income from AFC, while the foreign associates contributed in the aggregate of Ch$108.4 million, where the superior profits (Ch$89.7 million) generated by AFORE Bancomer in Mexico were highlighted, stemming from higher fee income recorded in the period.

Company	Country	2011	2010	Change	%
		(Millions of Chilean pesos, except percentages)

AFC	Chile	957.4	697.5	259.8	37.3%
DCV	Chile	65.0	56.3	8.7	15.4%
Previred	Chile	1,632.6	1,279.8	352.8	27.6%
Bancomer	Mexico	2,845.5	2,755.8	89.7	3.3%
Horizonte	Peru	1,213.5	1,194.8	18.7	1.6%

TOTAL		6,714.0	5,984.3	729.7	12.2%

In Peru, Provida Internacional has been a shareholder of AFP Horizonte since 1993, currently holding 15.87% of the shares. As of September 2011, this associate accounted for a total of 1,333,085 affiliates and assets under management for US$6,558.5 million, figures equivalent to market shares of 27% and 24% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. As of September 2011, AFORE Bancomer maintained an affiliate portfolio of 4,414,540 and funds under management for US$16,045.6 million, representing market shares of 10% and 15%, respectively, situating it in third place in terms of affiliates and in second place in assets under management.

The local related associates are: Servicios de Administración Previsional S.A. (“PreviRed.com”) an electronic collection company in which Provida holds a 37.9% ownership; Sociedad Administradora de Fondos de Cesantía de Chile S.A. (“AFC”) a company that administers unemployment funds in accordance with the Law 19,728, where Provida has a 37.8% ownership and Inversiones DCV S.A. (“DCV”), an entity whose main purpose is to invest in entities engaged in public offerings of securities and where Provida participates with a 23.14% stake, being the rest of its main shareholders other AFPs in the industry, as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

Exchange differences

The exchange differences amounted to Ch$98.4 million as of September 2011, a decrease of Ch$201.4 million or 67.2% with respect to the same period in 2010. This result was basically attained to the revaluation of an additional contribution to be recovered from the insurance companies (amounts valued in UF), which recorded a lower average balance as compared to the same period in 2010. Additionally, the period recorded losses on exchange differences since the strong depreciation of Chilean peso against the dollar recorded in September was not enough to offset losses in pesos recorded by the assets held in dollars stemming from appreciations in the exchange rate of previous months.

Other non-operating revenues

In the first nine months in 2011, other non-operating revenues were Ch$2,454.3 million, an increase of Ch$579.3 million or 30.9% as compared to the same period in 2010. This result was largely attributable the sale of a real estate in the south of the country (Temuco).

Other non-operating expenses

As of September 2011, other non-operating expenses credited Ch$207.1 million, decreasing by Ch$537.7 million or 72.2% as compared to the expense recorded in the same period in 2010, largely attributable to the fact that the year 2010 included expenses incurred in damages provoked by the earthquake.

Income tax expense

Income tax expense was Ch$12,819.4 million in the first nine months in 2011, lower by Ch$1,251.6 million or 8.9% with respect to the same period in 2010. The above was driven by lower earnings before taxes recorded in the period, although it was partially offset by the higher expense generated by the increase in the tax rate for companies that rose from 17% to 20% in 2011.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$372,118.9 million as of September 30, 2011, an increase of Ch$812.6 million or 0.2% with respect to December 31, 2010. In this evolution while current assets increased by Ch$9,576.3 million largely attributed to higher levels of cash and cash equivalent generated by the recurring business, non-current assets decreased by Ch$8,763.7 million basically due to the fall of mandatory investments given the negative return of pension funds.

•
As of September 30, 2011, current assets were Ch$71,542.5 million, increasing by Ch$9,576.3 million or 15.5% with respect to December 31, 2010. This variation was mainly caused by superior amounts of cash and cash equivalent of Ch$14,197.2 million, given the higher level of deposits and balances in banking accounts stemming from cash flows generated by the recurring business. The above was partially offset by lower trade and other receivables of Ch$4,874.6 million, mainly lower accounts receivables from insurers (Ch$5,801.6 million).

•
Non-current assets amounted to Ch$300,576.4 million as of September 30, 2011, a decrease of Ch$8,763.7 million or 2.8% with respect to December 31, 2010. This result was mainly attained by lower mandatory investments of Ch$6,903.6 million due to the negative accumulated return of pension funds during the first nine months in 2011, which was partially offset by the normal contributions recorded in the growing salary base of clients. Additionally, the period recorded lower intangible assets of Ch$4,582.7 million given the amortization of the customer list related to AFPs local acquisitions (Protección, Union and El Libertador). The above was partially offset by superior profits from equity accounted associates of Ch$2,043.1 million, mainly local associates Previred and AFC.

Liabilities

Total liabilities amounted to Ch$83,343.0 million as of September 30, 2011, an increase of Ch$6,031.3 million or 7.8% with respect to December 31, 2010. This result was driven by higher current liabilities (Ch$16,648.8 million) basically due to higher trade and other payables, which was partially offset by lower non-current liabilities (Ch$10,617.5 million) as a result of lower provisions.

•
Current liabilities amounted to Ch$55,102.9 million as of September 30, 2011, an increase of Ch$16,648.8 million or 43.3% with respect to December 31, 2010. This variation was largely driven by higher trade and other payables of Ch$15,749.6 million, basically due to a higher level of interim dividends (Ch$14,132.8 million). The latter since at the close of 2010 the amount for minimum dividends was adjusted by the interim dividend paid in October of such year, but as of September 2011 the obligation corresponded to the interim dividend to be paid in October 2011 since such amount is higher than the 30% of the profit (minimum dividend). Additionally, the period recorded superior short term provisions of Ch$4,185.7 million for unfavorable casualty rate (Ch$5,260.0 million), although total provisions for this concept decreased in light of superior forward rated expected at the moment of casualty payments, the maturity of such obligations became lesser than one year (short term).

The aforementioned was partially offset by lower accounts payable for current taxes of Ch$4,125.3 million due to the inferior first category tax paid as nine months period was included.

•
Non-current liabilities amounted to Ch$28,240.1 million as of September 30, 2011, a decrease of Ch$10,617.5 million or 27.3% with respect to December 31, 2010, since the provisions for unfavorable casualty rate were registered as a short term liability, since the expected maturity is lesser than one year (Ch$8,388.5 million). Additionally, the period recorded lower deferred taxes (Ch$2,218.1 million) in relation with losses from mandatory investments during the period.

Shareholders’ equity

Total shareholder’s equity amounted to Ch$288,775.9 million as of September 30, 2011, decreasing by Ch$5,218.7 million or 1.8% with respect to December 31, 2010. This evolution was triggered by definite dividend distribution corresponding to profits attained in 2010 (Ch$68,715.1 million), which was partially offset by the profits generated in first nine months in 2011.

Exchange rate

As of September 30, 2011 the exchange rate was Ch$521.76 per dollar, while at the same date in 2010, it was Ch$483.65 per dollar. As of September 2011, the Chilean peso depreciated against the dollar (11.48%), while as of September 2010 the Chilean peso appreciated against the dollar (4.62%).

COMPREHENSIVE INCOME STATEMENT
	2011	2010	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	114,532.1	111,508.8	3,023.3	2.7%
Gain on mandatory investments	(7,171.2)	16,476.9	(23,648.1)	-143.5%
Life and disability insurance premium expense (less)	2,441.6	1,813.8	627.8	34.6%
Employee expenses (less)	(21,767.1)	(21,894.6)	127.5	-0.6%
Depreciation and amortization (less)	(6,165.1)	(5,972.6)	(192.6)	3.2%
Miscellaneous other operating expenses (less)	(22,363.5)	(20,994.8)	(1,368.7)	6.5%
Finance costs (less)	(81.9)	(83.7)	1.8	-2.1%
Income (loss) from investments	1,129.1	134.2	994.9	741.3%
Share of the profit (loss) from equity accounted associates	6,714.0	5,984.3	729.7	12.2%
Exchange differences	98.4	299.8	(201.4)	-67.2%
Other non-operating income	2,454.3	1,875.0	579.3	30.9%
Other non-operating expenses (less)	(207.1)	(744.9)	537.7	-72.2%

PROFIT (LOSS) BEFORE TAX	69,613.6	88,402.4	(18,788.7)	-21.3%

Income tax expense	(12,819.4)	(14,071.0)	1,251.6	-8.9%
Profit (loss) after tax from continuing operations	56,794.2	74,331.4	(17,537.2)	-23.6%

PROFIT (LOSS)	56,794.2	74,331.4	(17,537.2)	-23.6%

STATEMENT OF FINANCIAL POSITION

	9-30-2011	12-31-2010	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	71,542.5	61,966.2	9,576.3	15.5%
Non-current assets	300,576.4	309,340.1	(8,763.7)	-2.8%

TOTAL ASSETS	372,118.9	371,306.3	812.6	0.2%

Current liabilities	55,102.9	38,454.1	16,648.8	43.3%
Non-current liabilities	28,240.1	38,857.6	(10,617.5)	-27.3%

Shareholders' Equity	288,775.9	293,994.6	(5,218.7)	-1.8%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	372,118.9	371,306.3	812.6	0.2%

CASH FLOW STATEMENT

	2011	2010	Change	%
	(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	64,279.1	43,037.1	21,242.0	49.4%
Cash flow from (used in) operations	67,697.3	47,673.5	20,023.8	42.0%
Cash flow from (used in) other operating activities	(3,418.2)	(4,636.5)	1,218.2	-26.3%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(144.0)	(8,134.5)	7,990.5	-98.2%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(49,937.9)	(42,569.3)	(7,368.6)	17.3%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	14,197.2	(7,666.8)	21,864.0	285.2%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE THIRD QUARTER IN 2011

Profit

During the third quarter of 2011 (3Q11), the Company recorded a profit of Ch$11,128.0 million, a decrease of Ch$17,020.4 million or 60.5% with respect to profit recorded in the third quarter in 2010 (3Q10).

This result was sustained by losses on mandatory investments, with a deviation of Ch$22,741.3 million with respect to gains attained in the 3Q10 in view of the losses generated by local and foreign stock markets. Therefore, the 3Q11 recorded a weighted average nominal return of pension funds of -5.47% as compared to the return of +5.83% attained in the same quarter in 2010.

However, it is important to note the growth of 10.7% recorded by the recurring business, which is defined as revenues minus operating expenses (life and disability insurance premium, personal expenses and miscellaneous other operating expenses). This positive evolution was basically the outcome of superior revenues of Ch$2,609.1 million, stemming from higher fee income as per the growth of salary base during the quarter.

Moreover, operating expenses increased only 2.2% basically due to superior miscellaneous other operating expenses (mainly administration and marketing), which were partially offset by the credit recorded by the life and disability insurance premium in view of the adjustment made in provisions due to a higher forward rate.

In connection with associates, they contributed Ch$536.3 million or 24.1%, mainly due to better results attained by AFP Horizonte in Peru and the local associates.

Regarding income taxes, the quarter recorded a lower provision due to inferior earnings before taxes recorded in the period, which was partially offset by the increase registered in income tax from 17% to 20%.

During the 3Q11, earnings per share (each ADR represents fifteen shares) were Ch$33.59 as compared to Ch$84.96 obtained in the 3Q10.

Revenues

In the 3Q11, revenues were Ch$38,631.3 million, an increase of Ch$2,609.1 million or 7.2% with respect to the 3Q10. This result was basically driven by higher fee income of Ch$2,488.0 million in view of the growth observed in mandatory contributions.

•
Fee income was Ch$34,740.6 million in the 3Q11, an increase of Ch$2,488.0 million (7.7%) with respect to the same quarter in 2010. This result was basically driven by higher amounts of mandatory contributions of Ch$2,308.3 million given the growth of salary base (7.4%), plus higher revenues from pensions payments (Ch$96.5 million or 16.5%) and administration of voluntary savings (Ch$83.2 million or 18.0%).

In keeping with the growing trend of the Company' salary base, Provida has maintained its leading position in the pension industry with an average market share of 40% in terms of number of participants and over 30% in terms of salary base. In figures, the average number of

July and August was 1,769,005 in the case of contributors and US$1,569.0 million in the case of the monthly average salary base. Assets under management were US$38,804.2 million as of September 30, 2011.

•
Other revenues amounted to Ch$3,890.7 million in the 3Q11, increasing by Ch$121.2 million (3.2%) with respect to the 3Q10. This result was basically the outcome of higher operating revenues of Ch$557.0 million generated by AFP Genesis in Ecuador, adding higher revenues from the recovery of due fees from employers and other AFPs (Ch$60.7 million).

The above was partially offset by lower financial revenues of Ch$359.2 million from the life and disability insurance contract as the contract is in a runoff stage with the consequent decreasing cash flows but positively affected by higher returns, plus lower revenues for services rendered to AFC of Ch$143.3 million since Provida finished rendering its collection services.

Mandatory investments

During the 3Q11, mandatory investments recorded losses of Ch$11,884.0 million, negative in Ch$22,741.3 million with respect to the gains recorded in the 3Q10. The weighted average nominal return of pension funds was -5.47% in the 3Q11, which is compared to the return of +5.83% recorded in the 3Q10. The losses attained in the period were sustained by the negative performance exhibited by foreign stock market (MSCI World -17.1%: Europe -15.7%, USA -14.3% and Japan -11.3% and MSCI Emerging: -23.2%: Russia -29.6%, China -29.1%, Brazil -16.2% and Mexico -8.3%), as well as losses recorded by local stock markets (IPSA -18.9%).

Life and disability insurance premium

The life and disability insurance premium recorded a credit of Ch$447.2 million in the 3Q11, positive in Ch$887.2 million with respect to the expense registered in the 3Q10. This result was sustained by a downward adjustment made in provisions in view of superior forward rates expected as of September 2011 for casualty payments. The above led to record a positive variation of Ch$901.1 million in casualty provisions, as compared to the expense recorded in the same quarter in 2010. The aforementioned was offset in a very partial way by a higher expense incurred in temporary premium of Ch$13.9 million stemming from processing of residual and unaccredited contributions.

Employee expenses

Employee expenses amounted to Ch$7,527.3 million in the 3Q11, an increase of Ch$241.0 million or 3.3% with respect to the 3Q10. This result was basically triggered by increased wages and salaries to administrative personnel of Ch$362.7 million, and higher short-term benefits of Ch$194.2 million, figures that were offset by lower wages and salaries of sales personnel of Ch$200.6 million and inferior indemnities of Ch$115.3 million.

•
Wages and salaries of administrative personnel amounted to Ch$4,387.4 million in the 3Q11, a rise of Ch$362.7 million or 9.0% with respect to the figure recorded in the same quarter in 2010. This result was largely attributed to the higher fixed component of salaries in view of inflation adjustments and a higher number of staff, plus higher variable-based remunerations, basically awards paid to sales chiefs and supervisors and higher costs in training.

The latter was partially offset by lower overtime paid to personnel. Likewise, AFP Genesis in Ecuador recorded lower expenses in wages and salaries to its administrative personnel.

In figures, the average administrative staff was 913 workers in 3Q11, while in the 3Q10 it was 898, an increase of 1.7% (15 workers).

•
Wages and salaries of sales personnel amounted to Ch$2,112.4 million in the 3Q11, a decrease of Ch$200.6 million or 8.7% with respect to the 3Q10. This positive variation was mainly explained by lower variable-based remuneration paid to sales agents referred to commissions. The above was partially offset by higher expenses incurred in wages and salaries of sales personnel recorded by AFP Genesis in Ecuador.

In figures, the average number of sales agents was 428 workers in the 3Q11, a decrease of 6.9% with respect to the number maintained in the 3Q10 (459 sales agents).

•	Short term benefits to employees amounted to Ch$527.5 million in the 3Q11, increasing by Ch$194.2 million with respect to the 3Q10, given the higher provision for bonuses required in the quarter.

•
Indemnities were Ch$500.0 million in the 3Q11, a decrease of Ch$115.3 million or 18.7% as compared to the 3Q10. This evolution was mainly the outcome of lower indemnities paid to the administrative personnel.

Depreciation and amortization expenses

The depreciation and amortization expenses were Ch$2,062.3 million in the 3Q11, an increase of Ch$62.3 million or 3.1% with respect to the 3Q10. This result was the outcome of superior depreciation of Ch$30.3 million, as well as higher amortization of Ch$31.9 million.

•
In the 3Q11, the depreciation expenses amounted to Ch$598.5 million, an increase of Ch$30.3 million or 5.3% with respect to the expenses recorded in the same quarter in 2010. This variation was mainly attributable to higher depreciation of computing devices, plus superior depreciation expenses recorded by the associate Genesis in Ecuador.

•
The amortization expenses in the 3Q11 were Ch$1,463.9 million, an increase of Ch$31.9 million or 2.2% with respect to the same quarter in 2010, determined by higher amortization costs during the period related to intangibles (Unified Platform).

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$7,685.0 million in the 3Q11, an increase of Ch$941.9 million or 14.0% with respect to the 3Q10. This result was basically driven by administration (Ch$492.7 million) and marketing (Ch$245.4 million) expenses.

•
Marketing expenses were Ch$282.6 million in the 3Q11, higher by Ch$245.4 million as compared to the same quarter 2010. This result was attributable to higher management of publicity related to creative services, including a portion belonging to 2010; as well as higher expenses incurred in publicity, mainly promotion of APV. Additionally, the period recorded higher marketing expenses recorded by the AFP Genesis in Ecuador.

•
Data processing expenses were Ch$914.6 million in the 3Q11, an increase of Ch$158.0 million or 20.9% with respect to the 3Q10. The result was driven by higher costs in host maintenance with related companies given the superior evolutionary maintenance services, adding higher host maintenance and installations services, due to increased cost incurred in maintenance of software license.

•
Administration expenses amounted to Ch$5,754.3 million in the 3Q11, a growth of Ch$492.7 million or 9.4% with respect to the same quarter in 2010. This result was mainly attributable to superior expenses in advisories; donations due to the artistic tour related to the AFP system anniversary; pension payment services given the new services rendered by Banco Estado and outsourcing entities; and higher costs in outsourcing and call center services.

•
Other operating expenses were Ch$733.5 million in the 3Q11, an increase of Ch$45.9 million or 6.7% with respect to the same period in 2010. This result was explained by higher compensations paid to the Board of Directors, given the per diem payments to Spanish Directors, which was partially offset by lower expenses incurred in disability qualification expenses related to medical fees.

Profit (losses) from investments

Profit (losses) from investments in the 3Q11 amounted to Ch$377.4 million, higher by Ch$300.5 million as compared to the same quarter in 2010 due to higher Company’s liquidity and superior returns obtained by these investments.

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$2,756.9 million in the 3Q11, higher by Ch$536.3 million or 24.1% with respect to the 3Q10. This result basically sustained by the increased profits generated by AFP Horizonte in Peru (Ch$360.2 million) stemming from superior fee income generated in the quarter, plus a better performance exhibited by local affiliates that contributed in the aggregate of Ch$197.5 million in view of higher income on sales recorded by Previred, as well as superior fee income attained by AFC.

Company	Country	3Q11	3Q10	Change	%
		(Millions of Chilean pesos, except percentages)

AFC	Chile	398.6	312.8	85.7	27.4%
DCV	Chile	18.9	14.8	4.1	27.5%
Previred	Chile	589.0	481.3	107.7	22.4%
Bancomer	México	1,064.6	1,086.0	(21.4)	-2.0%
Horizonte	Perú	685.8	325.6	360.2	110.6%

TOTAL		2,756.9	2,220.6	536.3	24.1%

Exchange differences

The exchange differences amounted to Ch$2.8 million in the 3Q11, higher by Ch$114.1 million with respect to the losses recorded in the 3Q10. This result was driven by the positive effect in the variation of exchange rate generated by the fact that the Chilean peso depreciated against the dollar (11.5%), which increased the value in Chilean pesos of deposits and accounts receivable maintained in dollars, as compared to the appreciation of Chilean peso against the dollar recorded in the same period in 2010 (11.6%%).

Other non-operating revenues

Other non-operating revenues were Ch$717.0 million in the 3Q11, an increase of Ch$130.6 million or 22.3% with respect to the same quarter in 2010. This result was attributable to the reversal of provisions originally made for labor suits from previous years. Even though provisions for labor suits are accounted for other non-operating expenses, the reversal of provisions corresponding to previous periods must be registered as revenues.

Other non-operating expenses

Other non-operating expenses were Ch$294.5 million in the 3Q11, higher by Ch$166.5 million with respect to the same quarter in 2010 given the acknowledgment of higher provisions for labor suits in the 3Q11.

Income tax expense

The income tax expense amounted to Ch$2,320.9 million in the 3Q11, lower by Ch$2,570.4 million or 52.6% with respect to the 3Q10, due to inferior earnings before taxes recorded in the period, but partially offset by higher expenses incurred in the increase of corporate tax rate from 17% to 20%.

Exchange rate

In the 3Q11, the Chilean peso depreciated 11.5% against the dollar, while in the 3Q10 an appreciation of 11.6% of Chilean peso against the dollar was registered.

COMPREHENSIVE INCOME STATEMENT

	3Q11	3Q10	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	38,631.3	36,022.2	2,609.1	7.2%
Gain on mandatory investments	(11,884.0)	10,857.4	(22,741.3)	-209.5%
Life and disability insurance premium expense (less)	447.2	(440.0)	887.2	201.6%
Employee expenses (less)	(7,527.3)	(7,286.2)	(241.1)	3.3%
Depreciation and amortization (less)	(2,062.3)	(2,000.1)	(62.3)	3.1%
Miscellaneous other operating expenses (less)	(7,685.0)	(6,743.1)	(941.9)	14.0%
Finance costs (less)	(30.7)	(15.3)	(15.4)	100.5%
Income (loss) from investments	377.4	76.9	300.5	390.7%
Share of the profit (loss) from equity accounted associates	2,756.9	2,220.6	536.3	24.1%
Exchange differences	2.8	(111.3)	114.1	102.5%
Other non-operating income	717.0	586.4	130.6	22.3%
Other non-operating expenses (less)	(294.5)	(128.0)	(166.5)	130.1%

PROFIT (LOSS) BEFORE TAX	13,448.9	33,039.6	(19,590.7)	-59.3%

Income tax expense	(2,320.9)	(4,891.2)	2,570.4	-52.6%
Profit (loss) after tax from continuing operations	11,128.0	28,148.4	(17,020.3)	-60.5%

PROFIT (LOSS)	11,128.0	28,148.4	(17,020.3)	-60.5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	October 28, 2011	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	October 28, 2011	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.